SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                     Report

                          for the month of October 2003

                                  -------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name Into English)


                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F         |X|      Form 40-F             |_|

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes                |_|     No                    |X|

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated October 15, 2003, regarding its declaration of a cash dividend and its financial results for the nine months ended September 30, 2003.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          JINPAN INTERNATIONAL LIMITED
                                          (Registrant)



                                          By: /s/ Jing Yuqing
                                              --------------------------------
                                              Name:  Jing Yuqing
                                              Title: Secretary


Dated: October 17, 2003

                                  EXHIBIT INDEX


EXHIBIT NUMBER          DESCRIPTION                                 PAGE NUMBER
--------------          -----------                                 -----------


    1                   Press release dated October 15, 2003